SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2021

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of a letter dated February 1, 2021 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, February 1st, 2021

Comisión Nacional de Valores

Re.: Report of service of notice of rejection of preliminary injunction in the case “Telecom Argentina S.A. a/EN-Enacom and other re. Preliminary Injunction (Autonomous)” (Docket CAF N° 12,881/2020)

Dear Sirs,

I am writing to you in my capacity as Attorney-in-fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to inform you that on Friday January 29th the Company was served with notice of the rejection of a preliminary injunction requested by the Company in the abovementioned case pending before the Federal Contentious Administrative Court acting in the judicial recess period, by means of which injunction the Company had requested the suspension of articles 1,2 3, 4 and 5 of Decree 690/20, as it considers they are in violation of the National Constitution and the provisions of article 30 of the Inter-American Convention on Human Rights.

The preliminary injunction was rejected by the Federal Judge Walter Lara Correa as he considered that, in his opinion, the two conditions for the granting of said measure were not met, since “the absence of one (condition) prevents the granting [of the requested injunction]”.

The Company, assisted by its legal counsel, will adopt all necessary legal actions to protect its rights.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	February 1, 2021	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations